CADENZO INC.

FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2021 and 2020

(Unaudited)

CADENZO INC.

Balance Sheet

	As of December 31, 2021	2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 35,086.46	$ 7,651.35
Uncategorized assets	$ 1,647.29	$ -
TOTAL CURRENT ASSETS	$ 36,733.75	$ 7,651.35
TOTAL ASSETS	$ 36,733.75	$ 7,651.35
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Note Payable	$ 70,000.00	$ -
TOTAL CURRENT LIABILITIES	$ 70,000.00	$ -
SHAREHOLDERS EQUITY		
Capital Stock (10,000,000 shares authorized, 90,000 shares issued and outstanding. $0.000001 par value)	$ 20.00	$ 20.00
Additional Paid in Capital	$ 8,193.58	$ 8,193.58
Net Income	$ (40,917.60)	$ (562.23)
Retained Earnings	$ (562.23)	$ -
TOTAL CURRENT SHAREHOLDERS EQUITY	$ (33,266.25)	$ 7,651.35
TOTAL CURRENT LIABILITIES AND SHAREHOLDERS EQUITY	$ 36,733.75	$ 7,651.35

CADENZO INC.
Income Statement

		As of December 31,	
		<u>2021</u>	<u>2020</u>
REVENUE			
	Event Revenue	$ -	$ 4,038.79
	Cost of Goods Sold	$ 3,051.78	$ 4,359.90
	GROSS PROFIT	$ (3,051.78)	$ (321.11)
EXPENSES			
	Sales, Advertising & Marketing	$ 6,751.76	$ -
	Engineering	$ 4,246.70	
	General & Administrative	$ 26,867.36	$ 241.12
	TOTAL OPERATING EXPENSES	$ 37,865.82	$ 241.12
	OPERATING INCOME	$ (40,917.60)	$ (562.23)
NET INCOME		$ (40,917.60)	$ (562.23)

CADENZO INC.
Statement of Cash Flows

	As of December 31,	
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (40,917.60)	$ (562.23)
Adjustments to reconcile net income to net cash	$ (1,647.29)	
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (42,564.89)	$ (562.23)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid in Capital		$ 8,193.58
Notes Payable	$ 70,000.00	
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 70,000.00	$ 8,193.58
CASH AT BEGINNING OF PERIOD	$ 7,631.35	$ -
NET INCREASE (DECREASE) OF CASH	$ 27,435.11	$ 7,631.35
CASH AT END OF PERIOD	$ 35,066.46	$ 7,631.35

CADENZO INC.
Consolidated Statement of Equity

COMMON STOCK

	Shares	Amount	Additional Paid in	Retained Earnings (Accumulated Deficit)	Total
BALANCE 12/20/20 (INCEPTION)	0	$ -	$ -	$ -	$ -
Contributions	90,000	$ 20.00	$ 8,193.58		$ 8,213.58
Net Income				$ (562.23)	$ (562.23)
BALANCE 12/31/20	90,000	$ 20.00	$ 8,193.58	$ (562.23)	$ 7,651.35
BALANCE 1/1/21	90,000	$ 20.00	$ 8,193.58	$ (562.23)	$ 7,651.35
Contributions	0	$ -	$ -		$ -
Net Income				$ (40,917.60)	$ (40,917.60)
BALANCE 12/31/21	90,000	$ 20.00	$ 8,193.58	$ (41,479.83)	$ (33,266.25)

CADENZO INC.

NOTES TO THE FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

Cadenzo Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates an online booking marketplace and derives revenue from its customers through subscription fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.